SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 12, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 12, 2024.

Autonomous City of Buenos Aires, April 12th 2024

To

CNV/BYMA/MAE

Please be advised that the Shareholders’ Meeting held on the date hereof resolved to separate a portion of the Optional Reserve Fund for Future Profit Distributions, in order to pay a cash or in kind dividend, in the latter case valued at market price, or in any combination of both options, in the amount of AR$ 294,130,167,680 (amount expressed in constant currency as of 31 December 2023), which expressed in constant currency as of 29 February 2024 amounts to AR$ 401,735,819,252 and represents AR$ 628.2880750164 per share, subject to prior authorization from the Banco Central de la República Argentina (BCRA). The above stated amount is subject to a 7% tax withholding under section 97 of the Income Tax Law as revised in 2019.

Pursuant to the provisions of Communique “A” 7984, the amount of each dividend instalment shall be paid in constant currency as of each payment date, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each of the above mentioned instalments is made available according to the payment schedule duly fixed by the Board.

Please be advised that for all references contained herein as to re-expressing any amounts in constant currency, the applicable rate shall be the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC).

Accordingly, pursuant to the provisions of Communique “A” 7984 mentioned above, Banco Macro S.A. shall request the BCRA authorization for the distribution of the dividends approved by the Shareholders’ Meeting first above mentioned.

Sincerely,

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 12, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer